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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                               ACADIA REALTY TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   004239 10 9
                      (CUSIP Number of Class of Securities)

                              KENNETH MILLER, ESQ.
                                 YALE UNIVERSITY
                                55 WHITNEY AVENUE
                            NEW HAVEN, CT 06510-1300
                                 (203) 432-0120
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:
                             MICHAEL W. BLAIR, ESQ.
                              DEBEVOISE & PLIMPTON
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

                                 MARCH 31, 2004
         (Date of Event which Requires Filing Statement on Schedule 13D)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)


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                                  SCHEDULE 13D

                                                           CUSIP NO. 004239 10 9
--------------------------------------------------------------------------------
(1)       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Yale University
          I.R.S. Identification No. 06-0646973-N
--------------------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
(3)       SEC USE ONLY

--------------------------------------------------------------------------------
(4)       SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut
--------------------------------------------------------------------------------
     NUMBER OF          (7)       SOLE VOTING POWER
      SHARES
   BENEFICIALLY                   4,422,231
     OWNED BY           --------------------------------------------------------
       EACH             (8)       SHARED VOTING POWER
    REPORTING
      PERSON                      212,136
       WITH             --------------------------------------------------------
                        (9)       SOLE DISPOSITIVE POWER

                                  4,422,231
                        --------------------------------------------------------
                        (10)      SHARED DISPOSITIVE POWER

                                  212,136
--------------------------------------------------------------------------------
(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,634,367
--------------------------------------------------------------------------------
(12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.9%
--------------------------------------------------------------------------------
(14)      TYPE OF REPORTING PERSON

          EP
--------------------------------------------------------------------------------

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                         AMENDMENT NO. 3 TO SCHEDULE 13D

         The statement on Schedule 13D (the "Statement") filed on September 25, 2002, as amended by Amendments No. 1 and No. 2 thereto filed on March 23, 2004 and March 26, 2004, respectively, relating to the common shares of beneficial interest, par value $.001 per share (the "Common Shares") of Acadia Realty Trust, a Maryland real estate investment trust (the "Trust"), is hereby amended and supplemented as set forth below in this Amendment No. 3 to the Statement by Yale University, a Connecticut corporation (the "Reporting Person"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Statement, as amended by Amendment No. 1 and No. 2.

ITEM 4. PURPOSE OF TRANSACTION

         The disclosure in Item 4 is hereby amended and supplemented by adding the following:

         "On March 31, 2004, the Underwriters acquired 3,999,528 Common Shares from the Reporting Person (including 564,316 Common Shares subject to the Over-allotment Option) and 191,858 Common Shares from YURPSE (including 27,070 Common Shares subject to the Over-allotment Option) at the Offering Price less the Underwriting Discount, pursuant to the closing under the Underwriting Agreement."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The disclosure in Item 5(a) is hereby amended and restated to read in its entirety as follows:

         "(a) The Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 4,634,367 Common Shares. The Common Shares owned by the Reporting Person constitute approximately 16.9% of the Common Shares issued and outstanding (computed on the basis of 27,449,472 Common Shares issued and outstanding, as reported in the Trust's Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 15,
2004)."

         The disclosure in Item 5(b) is hereby amended and restated to read in its entirety as follows:

         "(b) The Reporting Person has sole power to dispose of 4,422,231 Common Shares and shared power to direct the disposition of 212,136 Common Shares held of record by YURPSE. YURPSE has shared power to direct the disposition of 212,136 Common Shares.

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         The Reporting Person has sole power to vote 4,422,231 Common Shares and shared power to direct the vote of 212,136 Common Shares held of record by YURPSE. YURPSE has shared power to direct the vote of 212,136 Common Shares.

         The Reporting Person disclaims beneficial ownership of the Common Shares held by YURPSE."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The disclosure in the first paragraph of Item 6 is hereby amended and restated to read in its entirety as follows:

         "Pursuant to an agreement between the Reporting Person and the Trust dated as of February 27, 2002 (the "Voting Trust Agreement"), the number of Common Shares held by the Reporting Person in excess of 30% of all Common Shares outstanding at any given time is required to be placed in a voting trust as to which the Trust acts as voting trustee and has the exclusive right to vote such Common Shares. As of this date, none of the Common Shares beneficially owned by the Reporting Person are subject to the Voting Trust Agreement. The Voting Trust Agreement will terminate at the time the Reporting Person's ownership of the Common Shares is 5% or less of all Common Shares outstanding or when terminated at the discretion of the Trust. The Trust is required to vote the Common Shares that are subject to the Voting Trust Agreement in exact proportion to the actual vote of all Common Shares voting."

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2004


                                            YALE UNIVERSITY

                                            By: /s/ David F. Swensen
                                                --------------------------------
                                                Name: David F. Swensen
                                                Title: Chief Investment Officer



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